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                                                                   EXHIBIT 26(M)

For the policy illustration showing current charges shown in this SAI, the death benefit shows the beginning of year value and the cash value column shows the end of year value. All values are shown rounded to the nearest dollar, and reflect any policy loans illustrated (none in this case).


The calculation for the death benefit is the greater of the face amount selected and the minimum death benefit required to qualify as life insurance since the Cash Death Benefit Option has been chosen. This amount would be reduced by any policy loan balance at that time. For the 5/th/ policy year under the 6% gross return assumption, the death benefit shown is $435,000 which is equal to the face amount. The minimum amount of insurance to qualify as life insurance is the end of the 4/th/ year cash value divided by the net single premium for age 40 using 1980 CSO and 4% interest since this product uses the Cash Value Accumulation Test for life insurance. The net single premium in this case is $308.67 per thousand. The minimum face amount in order to qualify for life insurance is therefore $1,000 * $10,776 / $308.67 = $34,911. So in this case the selected face amount is the death benefit. The calculation would not differ in other years, although the cash value and net single premium factors would reflect the values for that particular year.

The calculation for the cash value is the accumulated premiums with the assumed investment return less all charges. The value shown for any particular year depends on all prior years' premiums and charges. For the 5/th/ policy year under the 6% gross return assumption, the end of the 4/th/ year cash value, $10,776, is used as the starting point. Additions of premiums less charges against premiums are added at the beginning of each month. In this case premiums are assumed to be paid annually, so in the first month the premium of $4,000 less the premium charge (5.75% of premium, or $230.00) is added in the first month. After the premium less charges is added at the beginning of the month, the cash value grows at the assumed net rate of return to the end of the month. The net annual returns are derived from the hypothetical gross rates of return by deducting the sum of the average investment management fee (.69%), average fund expense (.13%), average 12b-1 distribution fee (.24%), and the Mortality and Expense Charge (.50%). In this case the assumed net rate of return is 4.44% which translates into a monthly assumed growth rate of 0.36268% = 1.0444 * (1/12) - 1. At the end of the month, the Asset Credit is applied, and the Monthly Policy, Policy Issue, and Cost of Insurance Charges are assessed to get the end of month cash value. The Asset Credit is equal to the cash value multiplied by 0.35% divided by 12. The Monthly Policy Charge is $5 plus .0125 per thousand of face amount. The Policy Issue Charge recovers the expense of issuing, underwriting, and distributing the policy. The amount of the Policy Issue Charge is shown on the schedule pages of the Policy. The Cost of Insurance charge is calculated as the COI rate for the illustrated insured multiplied by the net amount at risk of the policy. The net amount at risk is the death benefit less the cash value. This process is rolled forward monthly until the end of the policy year to get the end of year cash value shown. The table below details these calculations for the 5/th/ policy year.



                Premium   Investment    Asset   Pol. Issue   Mthly Pol.      COI   End of Mo.
   Month   Less Charges       Growth   Credit       Charge       Charge   Charge   Cash Value
     0                                                                             $   10,776

     1           $3,770    $      53   $    4    $      87     $     11   $   25   $   14,480

     2           $    0    $      53   $    4    $      87     $     11   $   25   $   14,414

     3           $    0    $      52   $    4    $      87     $     11   $   25   $   14,347

     4           $    0    $      52   $    4    $      87     $     11   $   25   $   14,281

     5           $    0    $      52   $    4    $      87     $     11   $   25   $   14,214

     6           $    0    $      52   $    4    $      87     $     11   $   25   $   14,147

     7           $    0    $      51   $    4    $      87     $     11   $   25   $   14,079

     8           $    0    $      51   $    4    $      87     $     11   $   25   $   14,012

     9           $    0    $      51   $    4    $      87     $     11   $   25   $   13,944

    10           $    0    $      51   $    4    $      87     $     11   $   25   $   13,876

    11           $    0    $      50   $    4    $      87     $     11   $   25   $   13,807

    12           $    0    $      50   $    4    $      87     $     11   $   25   $   13,738